Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.Name and Address of Company

Skeena Resources Limited (the “Company” or “Skeena”) Suite 650 – 1021 West Hastings St. Vancouver, BC V6E 0C3 Telephone: (604) 684-8725

Item 2.Date of Material Change

December 30, 2022.

Item 3.News Release

The news release announcing the material change was issued at Vancouver, British Columbia on January 3, 2023 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.Summary of Material Change

On December 30, 2022, the Company closed a royalty sale (the “Royalty Transaction”) with Franco-Nevada Corporation (“Franco-Nevada”) pursuant to which the Company granted a 0.5% net smelter return (“NSR”) on the Eskay Creek gold-silver Project located in the Golden Triangle of British Columbia (“Eskay Creek”), for a payment of C$27 million from Franco-Nevada at closing and contingent cash consideration of C$1.5 million.

Item 5.Full Description of Material Change

On January 3, 2023, the Company announced that, on December 30, 2022, it had closed the Royalty Transaction with Franco-Nevada pursuant to which the Company granted a 0.5% NSR on Eskay Creek in exchange for a closing cash payment of C$27 million and the possible future payment of contingent cash consideration of C$1.5 million. Skeena repurchased this 0.5% NSR from Barrick Gold Corporation after it was initially granted in connection with the acquisition of Eskay Creek.

The Royalty Transaction was signed and closed concurrently on December 30, 2022. In connection with this transaction, Skeena terminated Franco-Nevada’s right of first refusal to purchase a 0.5% NSR on Eskay Creek, which right was granted to Franco-Nevada on December 24, 2021.

Item 6.Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.Omitted Information

Not Applicable.

Item 8.Executive Officer

Andrew MacRitchie, CFO, Tel No: 604-684-8725

Item 9.Date of Report

Dated at Vancouver, BC, this 6th day of January, 2023.